Filed by RRI Energy, Inc.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
RRI Energy, Inc. (File No.: 1-16455)
Subject Company: Mirant Corporation (File No: 1-16107)
Apr 12, 2010 / 04:00PM GMT — RRI Energy and Mirant Announcement Luncheon Webcast
CORPORATE PARTICIPANTS
Ed Muller
Mirant — Chairman & CEO
Mark Jacobs
RRI Energy — President & CEO
Bill Holden
Mirant — CFO
Mike Jines
RRI Energy — EVP, General Counsel
CONFERENCE CALL PARTICIPANTS
Michael Lapides
Goldman Sachs — Analyst
Steve Fleishman
Bank of America/Merrill Lynch — Analyst
John Sanato
Deutsche Bank — Analyst
PRESENTATION
Ed Muller — Mirant — Chairman & CEO
     This thing on? Can you guys hear me? Yes, no? I’ll take that as a yes since nobody — okay. I’m assuming — first, I’m Ed Muller, the Chairman and CEO of Mirant. And let me introduce the folks here at the table. At the center is Mark Jacobs, many of you know, the President and Chief Executive Officer of RRI Energy, who will become President and Chief Operating Officer of GenOn once we complete this merger later this year.
To Mark’s left is Rick Dobson, the Chief Financial Officer of RRI Energy. And to my immediately left is — to my immediate left rather is Bill Holden, who is the Chief Financial Officer of Mirant and who will be the Chief Financial Officer of GenOn once we complete this merger.
[You] have had a chance to look at the materials. And so though we have the materials here, we don’t plan to march through them page by page. We are — let me have that clicker if you would. We will instead take your questions. So let me start by reminding you of the safe harbor. I am not going to read this thing to you. I’m assuming you’re all familiar with it. But I do remind you of it. And we are operating under it. And rather than go page by page, let me just speak briefly from page three of the materials. So as we take questions and answers, which is what we intend to do today over lunch, you’re free to go anywhere you want, either on the presentation or anywhere else.
So I want to make the points that are really made here to bring them home, to get down to what is the underlying, driving rationale for this transaction, which we have worked on for a long time. And that is that we are creating a much — the same business with a more efficient structure. If you like the investment in this sector, then what you have in like the combination of these two companies is the same investment in a

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Apr 12, 2010 / 04:00PM GMT, **SARD — RRI Energy and Mirant Announcement Luncheon Webcast
more efficient structure. We are scaling the same way as if either of us were to add assets without having to add commensurate overhead for it because we already have, largely have the overhead.
And so when we say in that regard we’re making it efficient, that is that we will remove $150 million of redundant overhead. And that is not a number we have pulled out of thin air. Rather it is a number that we have worked hard to develop. We largely — we know where we will find that $150 million. And we will move forward starting this week. We’ve already begun. But we’ll be moving forward this week in an integration team chaired by Mark and by Bill to actually figure out exactly how we’re going to do this so that by the time we close we will be well on our way so that we will have the $150 million of savings fully realized by the beginning of 2012 as we enter that year.
So with that, please keep eating. But I’ll be happy to take your questions rather than drone on and repeat myself from earlier today. And we’re all available for your questions. Stunned you into silence. Or you’re chewing.
QUESTION AND ANSWER
Unidentified Audience Member
     I guess if you guys have spent a lot of time looking at the synergy opportunities and you’ve kind of parceled out where they’re going to come from, at least in the abstract sense, can you share how much of it is actually at the generating plant level? How much of it is kind of elimination of headcount at the parent level? And how much of it is other efficiencies in the system, supply chain, and that sort of stuff?
Ed Muller — Mirant — Chairman & CEO
     Sure. Mark, you want to —?
Mark Jacobs — RRI Energy — President & CEO
     Yes, Dan, the answer to your question is all of that $150 million cost savings is coming from corporate overhead and G&A. So we’ve made no assumptions in terms of in-plant — reduction of in-plant costs. Just to give you a little bit more color, when you add the combined support costs for the two companies, it’s about $390 million. So if you just use simple math and you said half of that cost structure came from each company, that’s about $195 million from each company. And effectively, what we’re saying is we can get this accomplished from a scale standpoint by adding — if you started with one of the bases by adding 45 in the corporate support.
Now we are committed to using the best operating practices from each company as we’ve put the company together. I’m sure we’re going to find other opportunities as we go along the way. But what we’ve put in that $150 million synergy number are things that are within our control that we have a very high confidence level in, that we’ve worked to make sure we have a high confidence level in those. We have not put in things like we’re going to renegotiate contracts with vendors or suppliers and get another deal. Now of course, those are going to be things that we pursue. But that’s not in the number that we’ve provided here.
Unidentified Audience Member
     Well, Mark, to take that to the next step then, what do you see as the opportunities prospectively to look at the generation fleet from the overlap and the ability to pull costs out of there? You’re going to have pretty good reasonable — regional overlap, which seems like there’s got to be some opportunities. There’s got to be some best practices, standard of scale, that sort of stuff. But then assume that we’re going to have another conversation in six months where you’re going to talk to synergies 2.0?
Mark Jacobs — RRI Energy — President & CEO
     Dan, I would set that expectation again. I think what — the way we’ve positioned this today is what you all ought to hold Ed and myself and Bill and the leadership team of the new company accountable for is delivering the $150 million of cost savings. And of course, we’re going to look at other opportunities. There are — I will tell you from the work I’ve done, I think there are things that Mirant does better, has better processes in

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Apr 12, 2010 / 04:00PM GMT, **SARD — RRI Energy and Mirant Announcement Luncheon Webcast
place than RRI. And conversely, other parts of the business, I think RRI does a better job. And of course, we’re going to, as we put the new company together, utilize the best operating practice from each of our respective companies. But it would be premature for us to assign any numbers or value with that.
Ed Muller — Mirant — Chairman & CEO
     Down here. Let us get a mike to you so that you can be heard. Somebody bring a mike over? Right over here. I’m sorry, this table right in front of me. I apologize. Thank you.
Unidentified Audience Member
     This question for both Ed and Mark — Mark, from Reliant’s presentation, we’ve seen —
Ed Muller — Mirant — Chairman & CEO
     RRI’s presentation.
Unidentified Audience Member
     Or Reliant. Sorry, RRI Energy’s presentation — you see the slide that you put out there talking about where we are in the cycle, looking at gas-coal spreads and the implications for RRI’s EBITDA generation ability based on the cycle where we are at. I was just wondering, Ed, if you share that kind of analysis that RRI has done. Or from Mirant’s side, how do you see Mirant’s ability to generate EBITDA through the cycle? And is that something you guys have thought of — I’m assuming have thought about. But could you share with us the combined entity and how that profile would now look depending on how the cycles play out.
Ed Muller — Mirant — Chairman & CEO
     I think you’re referring to where we are in dark spreads and so on. And I think Mark and I see this the same way, which is we take — as I said earlier in the call today, we take the commodity curves as we find them. And they will change. That is by definition what a commodity does. But does the combined company come out differently as a result of this? Not particularly. We have the same issues or the same issues with dark spreads that we had before. We just have a more efficient enterprise moving forward in this. Mark?
Mark Jacobs — RRI Energy — President & CEO
     I would add to that, Ollie, that one of the attractive things of this transaction from my perspective is that I believe Mirant has very similar drivers of earnings. And so while we’re operating, certainly we all hope the depressed conditions, they’re going to get better over time. I believe that those factors are going to impact Mirant and RRI in a very similar fashion. And so from my standpoint, we still maintain that fundamental recovery play against commodity prices. But as Ed mentioned, we just do it with a far more efficient support infrastructure here and do it in a way that’s going to deliver some value to our shareholders here in the near term.
Unidentified Audience Member
     And one other question if I may — you all noted that the 2009 pro forma output was 39,600 gigawatt hours as I recall. As you look forward — and I know that on, again, on the line side, you have a much — a significant ramp up in your production I think in ‘10, ‘11 versus ‘09. But on a combined basis, what sort of normalized output should we be thinking about? Is that again a function of spreads? Or are there efficiencies and capacity factors, et cetera, that we should think about? What should the combined company be generating?
Ed Muller — Mirant — Chairman & CEO

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Apr 12, 2010 / 04:00PM GMT, **SARD — RRI Energy and Mirant Announcement Luncheon Webcast
     Well, we’re not going to give you a specific number. But — and recognize, it’s a number of moves. Tell me where heat rates are. Tell me where gas prices are, and we can tell you the answer. But they will move around. And we’ve had a period here, where things have been softer. And seeing the economy is improving, and so we would expect them to improve, including on heat rates. What do we think will happen with some of the older, least-efficient coal plants in this marketplace? Will some of them retire? And what will be the impact on those units that don’t retire? I think it is — we have an interesting equation with a lot of variables moving simultaneously. So I think it’s — we can’t give you and nor are we going to give you an absolute production number.
Mark Jacobs — RRI Energy — President & CEO
     I would add onto that, Ollie, I wouldn’t expect the combination to change that number in any material fashion. So how the respective plants dispatches against a market curve and what that equation looks like in the transaction here isn’t going to fundamentally change the boiler characteristics and the heat rates of our respective assets.
Unidentified Audience Member
     Thanks.
Unidentified Audience Member
     Ed, I do have a related question.
Ed Muller — Mirant — Chairman & CEO
     Sure.
Unidentified Audience Member
     What is the Company — can you just expand a little bit more on the hedging policy going forward? And the reason why I make this comment is we’ve seen you put together hedges on a rolling basis. And I think it’s to argue that it’s helped the Company. And recently, we’ve sort of come around to the view that we think we’re probably at the bottom of the cycle. We know Reliant has a decently open book.
What I want to understand is — and this is based, again, just expounding on some of the other conversations we’ve had. While the market doesn’t give us the credit of having good hedges, actually it dings us quite a bit — and I think Mark will attest to some of this — when you have really bad hedges and you lose hundreds of millions of dollars on that side. So can you please help elaborate because I do expect that whether we get the credit or we don’t, the Company needs to be hedging actively.
And by that, I just don’t mean putting together hedges for the next three months at the prices that they are. But at certain points in time where the prices are attractive, you put on hedges. In certain points in time where the markets aren’t attractive, you don’t put on hedges.
As opposed to having the philosophy that we have right now, I think we have these rolling two-year hedges. If you can please expand a little bit more on that thinking, I’d appreciate some of that.
Ed Muller — Mirant — Chairman & CEO
     Well, Mark, do you want to start?
Mark Jacobs — RRI Energy — President & CEO
     Go ahead.

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Apr 12, 2010 / 04:00PM GMT, **SARD — RRI Energy and Mirant Announcement Luncheon Webcast
Ed Muller — Mirant — Chairman & CEO
     Let me start. We — Mirant has not used a rolling two-year. If you look at our profile, it has a slope. But we’re hedged for some of our power and coal out about five years, Bill?
Bill Holden — Mirant — CFO
     Through ‘14.
Ed Muller — Mirant — Chairman & CEO
     Through ‘14. And one of the things that that has enabled us to do as we go through our liquidity planning is take — when we stress up and down commodity prices, which we do on a monthly basis, it enables us to know that on that portion, no stressing needs to be done, right? We know what that is. And so in terms of how much liquidity we need for the Company, it has a significant impact.
Second, well, I think through broadly speaking you have to be right. We are somewhere down near the bottom of the cycle. But this — commodities never move in smooth lines. And even if we’re at the bottom, we can take another dip. And I don’t know where it is. And we’re right now in a shoulder period. And so gas prices tend to come down. I don’t know what they’re doing today.
And so in terms of the stability of the enterprise, I’m not sure that — first, I think it brings a lot of value. This sector had a divergence. And RRI was on the other side of it. And we debated it. And investors debated it whether hedge, don’t hedge. And I think we are today, both companies, as Mark said this morning, we have the same approach today and maybe some issues on tactics, how long, and so on.
But I don’t think the market dings us much for it currently because the market has tended to place these companies based on their earning power on an open EBITDA basis. And so if we’re hedged, yes, there’s — and the market rises. We’ve left a little money on the table. And that’ll be subtracted out. But in terms of looking at what’s the value here, if you take out the hedges, looking at the multiples, I don’t think we’re being realistically dinged. In fact, I don’t think we are at all.
And what we are able to do is have a healthy company to ride through these cycles. And had we not hedged, we wouldn’t be having this discussion. None of you would be getting lunch because we wouldn’t have been able to afford it. And so I think it is a near-term potential price we pay. Sometimes we’re better at it than others. But what it does do is it provides stability. And it enables us to manage the balance sheet much more effectively.
If we don’t hedge, as we come down and we do liquidity planning — and when I speak about liquidity planning, that is both — that is stressing commodity prices up and down because you can die in this business when prices rise because you’re posting collateral. You need cash. And we have varying structures to minimize that. But nevertheless, you’re posting cash. And if you don’t have that cash, game is over. And so — and you can have the same problem going down.
And you can say, as you and I do I think, surely that we’re somewhere near the bottom of this cycle. But could we see a dip again? Sure we can. And gas prices can go down even more. Are we for sure out of the woods economically? Probably we are. But I don’t know that for sure. And so in doing that liquidity planning, the more we are unhedged, particularly in the near term in our planning cycle, the more liquidity we need.
And as an investor, I think you’d look — and that’s the way I think about it because I own the whole company — do I want to have all that liquidity parked around here because that money costs money? Mark, do you want to — or I’ve gone on too long.
Mark Jacobs — RRI Energy — President & CEO
     Yes, I would add onto that. I think philosophically we’ve had very similar approaches on the hedging. And again, I think where the differences you’ve seen is been tactically how we’ve gone about that. So I am certainly of the belief that some level of hedging to mitigate the commodity price volatility that we see makes sense. I mean, if you didn’t do any hedging, you would literally have to have a capital structure that has no debt in it.

Final Transcript
Apr 12, 2010 / 04:00PM GMT, **SARD — RRI Energy and Mirant Announcement Luncheon Webcast
We have applied that in a two-year to get free cash flow breakeven. Mirant has had a — it has a different capital structure. So they’ve set different targets, have historically had a little bit longer timeframe. I think when we put the new company together, we’ll have to figure out what makes the most sense for the new company. But most of that debt structure is going to come over. And so my expectation is that the hedging policy for the new company going forward is going to look more akin to what the existing Mirant policy does than what the existing RRI policy does.
Unidentified Audience Member
     So help me just to understand — and maybe it’s a subtle question — how much of the hedging is for you to get a clearer picture for the next two years or the next year forward? Or how much of it is to hedge your liquidity needs? And that’s probably what I’m missing. Is it just to hedge out your cash requirements of debt interest, service, and CapEx? Or is it you trying to provide stability to the platform for the next two years and still retaining the upside for the next remaining life of the assets?
Ed Muller — Mirant — Chairman & CEO
     And the answer is both. We have — we generally have not had an ironclad rule. It takes months, years, percentage of cash flow, and so on. We have been relatively opportunistic in trying to maintain the profile that you’ve seen year after year with us with one proviso. And that is we do our liquidity planning.
And when our liquidity planning — where we stress commodities up and down — when that tells us that we could find ourselves if that were to happen in circumstances that would not — we wouldn’t like vis-a-vis our debt covenants, for example, then we have hedged further to eliminate that risk. And that in a formulaic way is the only way we’ve moved forward, as I say, formulaicly. Right behind you. Paul?
Unidentified Audience Member
     All right, here’s the social question. CEOs are — sometimes have strong personalities. And you guys are going to have to work together for a period of time. And sometimes — I don’t know. I’m thinking of previous transactions where that’s been difficult sometimes for CEOs. What kind of comfort do you guys have? Obviously, you must have some.
If you could just sort of elaborate a little bit on that, that issue’s obviously something I assume you guys have looked at. But also, if there is a problem, conflict resolution, just sort of how should we think about the ability of you guys to get along? And if there — sometimes it doesn’t happen, what would that mean to the transaction and what have you?
Mark Jacobs — RRI Energy — President & CEO
     Paul, let me take that. It’s a great question. It’s a fair question to ask. I will tell you it is — we have thought a lot about the M&A landscape. My perspective is that Mirant and RRI are the most compatible from a strategy standpoint the way the — the underlying philosophies that we bring to managing the Company I think are very closely aligned. Ed and I have spent a lot of time talking about that. I have derived great comfort from the belief that we are strategically aligned here.
And I am committed to making this thing work as I know Ed is committed to making this thing work. It’s the right thing for our shareholders to do this. I think there’s great benefit in having a longer-term leadership succession for the new company, where there’s not an open question in people’s mind if kind of what happens down the road.
And look, I’ve worked with a lot of different people over my career. I am highly confident Ed and I are going to work very well together. Are we going to agree on everything? Most certainly we’re not. But I think one of the benefits of a transaction like this is to be able to get the perspective of other people that are very knowledgeable at the business. We’ve thought about things a certain way. Mirant has as well. And I’m really looking forward to some of the conversations and discussions we’re going to have as we plot out how we go for — with GenOn Energy going forward.
Ed Muller — Mirant — Chairman & CEO
     Let me just echo that. I couldn’t agree more. I think Mark stated it exactly right. And as someone said to me when I walked in here, to get a transaction like this done requires a couple of grown ups. A merger of equals is a very complex transaction to negotiate. When you’re negotiating

Final Transcript
Apr 12, 2010 / 04:00PM GMT, **SARD — RRI Energy and Mirant Announcement Luncheon Webcast
a purchase or a sale, you’re negotiating over consideration. And once you reach consideration, the buyer makes all the decisions. It’s over. In a merger like this one, a true merger of equals, it is much more complicated. We have to agree on things. And it took us awhile to get here.
But in that process, I think we have learned that we’ve already had — got an advanced degree in working together, which is why it also doesn’t happen in 30 days or whatever. So this is not an issue that concerns me, nor one that I think should concern you.
Unidentified Audience Member
     Is there any — I mean, if there is irreconcilable — not to be the prenuptial, what have you, but sort of like, I mean, if there is a complex — what — is there a resolution methodology, or —?
Ed Muller — Mirant — Chairman & CEO
     Well, remember, Paul, we did not — and this we agreed on early. We did not set this up as Co-CEOs.
Unidentified Audience Member
     Right.
Ed Muller — Mirant — Chairman & CEO
     I will for the three years until I retire be the CEO of the Company. And Mark will be the President and Chief Operating Officer of the Company. And I think Co-CEOs is a much tougher arrangement because you’ve got to decide everything together. But my style of management — and Bill will laugh if I’m wrong — is to get input from particularly the senior group with which I work. And I think it is incumbent on me to develop a consensus there. And I think in the past I have accomplished that. And I can’t say developing a consensus is always done in five minutes or two minutes or three days or one week.
But I think it’s important for any organization that everybody’s on board not just because the captain has said charge up the hill but because everybody agrees that’s the right hill. This is the time. Let’s go do it. And that’s how we’ll operate. And Mark and I will operate that way along with everyone else who reports to us.
Unidentified Audience Member
     Okay. And then just in terms of operating expenses, obviously, when we’re talking about 2012 and beyond, it’s getting a little far out there. Are there any trends, I mean, just generally speaking, outside of the merger that we should be aware of that may have changed things, helped clear a passage, whatever, that have changed your perspective in terms of operating costs at that period in time?
In other words, all things being equal, would they be higher from what you may have previously expected, or — because when we look at that $150 million, the question sort of comes up. On what kind of base is that? What are we really thinking about? Just if you would elaborate a little more on that.
Ed Muller — Mirant — Chairman & CEO
     You want to let Bill take that? Bill, you —?
Bill Holden — Mirant — CFO
     Sure. The — just to put it in context, if you look at the total G&A and support costs for the two companies — and so this would be everything outside of the plant — as Mark said, it’s about $390 million. And we’re going to reduce that by $150 million. With respect to other developments, there are none that come to mind, particularly on the Mirant side. And I think you can stick to RRI. But there are none that come to mind that would be material changes from what we’ve said in the past.

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Apr 12, 2010 / 04:00PM GMT, **SARD — RRI Energy and Mirant Announcement Luncheon Webcast
Unidentified Audience Member
     Are there any tax or other things that we should think about other than this that might be opportunities that you guys are also contemplating? Or is this pretty much encompassing all the savings that you’re looking at?
Ed Muller — Mirant — Chairman & CEO
     Yes, let me see if I can — this question has come up. The $150 million is real. We know how we’re going to do it. And we’re going to do it. And our approach is — when we tell you we’re going to do something, we’re going to do it. And otherwise, we’re always working. We will be in all aspects of the enterprise, as we always are and as both companies are today. And we’ll always look for ways to do it better. Mark has talked about getting best practices from both companies, exactly the right thing to do.
But beyond that, we’re not prepared to go. Is there another dollar there? Of course there is. Where is it? We don’t know yet. And when it’s there, we’ll tell you it’s there. But we’re not going to promise something until we know what it is and we can deliver it. Over there, sure. Brian?
Unidentified Audience Member
     Are the collateral sensitivities for the combined company lower than the collateral sensitivities for each company separately? And then I’ve got a follow-up question after that.
Ed Muller — Mirant — Chairman & CEO
     Bill, do you want to take that?
Bill Holden — Mirant — CFO
     Yes, I haven’t seen anything yet that would make the sensitivity, the collateral requirements different for the combined company than the sum of the two. That said, when the company’s combined, we’ll have to look at overlapping counterparties and that sort of thing to see if there’s a material difference. But at this point, I haven’t seen anything that would suggest that that would be the case.
Unidentified Audience Member
     And then if I understand it right, Mirant has collateralized lien structures. Reliant largely doesn’t.
Mark Jacobs — RRI Energy — President & CEO
     RRI.
Unidentified Audience Member
     RRI.
Mark Jacobs — RRI Energy — President & CEO
     We charge a $20 fine at our company for using that word now.
Unidentified Audience Member

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Apr 12, 2010 / 04:00PM GMT, **SARD — RRI Energy and Mirant Announcement Luncheon Webcast
     Are you on the RRI side considering putting on collateralized lien structures ahead of time? Or how are you thinking about that? Is it just going to be operations, your plain old MO going forward until after the deal closes?
Mark Jacobs — RRI Energy — President & CEO
     Yes, Brian, we had talked about — Rick has been — since last summer talked about a collateral-efficient vehicle that we were looking at. I think given the transaction here, rather than us trying to go do that independently, we’re really going to be working that in the context of the overall transaction. And that’ll be something that Bill and team will look at in terms of in the best way to put the finances of the combined company together.
Unidentified Audience Member
     And then one last question — I think you indicated on the conference call that on the Mirant side the NOLs — exercising the NOLs, there’s a sort of five-year window. Can you just go into the mechanics of why is it that the NOLs got pushed out by five years?
Bill Holden — Mirant — CFO
     Yes, I —
Ed Muller — Mirant — Chairman & CEO
     As much as I’d love to do this, I’m going to let Bill do this.
Bill Holden — Mirant — CFO
     I’ll take a shot at this. What happens is — when the merger closes, there’ll be a change in ownership for tax purposes of each company. And so that means that the ability to use the NOLs will be reset. And what I mentioned this morning is the expectation based on the current stock price levels. And the ability to use — the annual use limitations get reset based on the market capitalization of the company times the long-term federal tax exempt rate.
What also happens, though, that affects the first five years is we find ourselves in the net unrealized built-in loss position. And as you probably heard explained on some of the Mirant conference calls, the net unrealized built-in loss or the new BIL actually offsets the ability to use the NOLs. And that occurs for the first five years following the change in ownership.
At the current stock price levels, the effect of the new bills would fully offset the ability to utilize the NOLs. And then after five years, so beginning in year six, we think the Company would have in the range of $100 million to $125 million per year available for use on the NOL.
Unidentified Audience Member
     So if the unrealized loss balance moves around, then the timing of when you could exercise the NOLs can change, so might be more or less than five years? Is that —?
Bill Holden — Mirant — CFO
     I think the way to think about it is that it wouldn’t change the five years. But it would change the amount of the net unrealized built-in loss that is offset against the NOL, the annual use limitation.
Unidentified Audience Member
     Just a real quick follow up on that — so is it a postponement of the use of the NOLs? Or is a loss of the first few years of the NOLs?

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Apr 12, 2010 / 04:00PM GMT, **SARD — RRI Energy and Mirant Announcement Luncheon Webcast
Bill Holden — Mirant — CFO
     The NOLs run for different time periods depending on when they were generated. I think the first ones begin to expire around in 2022. And so what it really means is that we wouldn’t have the NOLs available for use during the first five years. Then beginning in year six, those same NOLs would be available subject to the new annual use limitation until they expire.
Unidentified Audience Member
     Yes, as you guys mentioned, [the] companies are very similar. One difference I guess has been environmental strategy, whereas Mirant spent a lot of money on environmental equipment, RRI — I got that right —
Mark Jacobs — RRI Energy — President & CEO
     Very good.
Unidentified Audience Member
     — went with the buying the allowances, which actually ended up working out pretty well, but as you go forward might have environmental risk. So I guess two questions — one is, from a Mirant perspective, how did you analyze the RRI environmental position when kind of figuring out your exchange? And maybe just give some thought process on that, Ed. And then from a combined-company perspective, what is going to be the strategy on environmental? Is it going to be similar to what RRI has been saying, kind of the tier plants? Or is there any other change in terms of the thinking there?
Ed Muller — Mirant — Chairman & CEO
     Let me — let’s make sure we’re all on the same page because what you said was accurate. But Mirant didn’t have to make a decision about whether it was going to put on environmental controls on our coal plants in Maryland. The Maryland legislature made that decision for us by enacting the Maryland Healthy Air Act, which required us to do so. So it made economic sense. And we did it. But we had a legislative mandate with which we complied and got it done.
And for anyone who’s interested, we built four scrubbers simultaneously in Maryland. And it was an accelerated timeframe. And I got them done on schedule. And all four of them are operating. And to our knowledge, this was the largest single program of building scrubbers that any company had underway in the United States at the time.
RRI, you’ve described correctly, has classified its plants [as closely] in tiers — Mark can go on longer — and is looking at it in terms of an economic investment. And that is exactly what should be done and what we will do. I think that makes perfect sense. And we took that into account as we analyzed the transaction and had our views on how that would play out and when and if and what would get — have controls put on it. Mark, do you want to add? Or did I — ?
Mark Jacobs — RRI Energy — President & CEO
     No, Ed, I think you captured the points. Again, we’re going to look at this from an economic standpoint. I have said before and continue to believe that getting more clarity on the rules is important so you know what you’re investing into because at the end of the day, these are capital investment dollars. And if we’re going to put them to work, we want to have a reasonable level of confidence that we’re going to earn a return that exceeds our cost to capital. And again, that’s hard to do if you don’t know what the regulatory regime is.
Ed Muller — Mirant — Chairman & CEO
     Okay.

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Apr 12, 2010 / 04:00PM GMT, **SARD — RRI Energy and Mirant Announcement Luncheon Webcast
Michael Lapides — Goldman Sachs — Analyst
     Thanks, Ed. Michael Lapides of Goldman. When you work with the combined portfolio post closing, in the regions where you already have assets, are there any holes in terms of type of asset that you would like to fill kind of post closing strategically over a three- to five-, three- to seven-year timeframe? And outside of where you have concentrations of assets, are there regions that you look at and say, wow, I really wish we had a position in market XYZ?
Ed Muller — Mirant — Chairman & CEO
     I think of it a little differently. It’s a very good question. But we are in a very basic business. And that is quite mature. And it’s a business that I happen to be extremely fond of. But I think deciding, waking up one morning and saying I’ve got to have a power plant over here or ten of them or this kind without saying what the price is, what I think is going to happen in the market is a way to march into serious trouble. It is not — or if you’re lucky, into big winnings. But I’m not interested in throwing the dice in this business.
So do we see something that we say we have to fill in or have and so on? The answer’s no. And I don’t think it is prudent in this business to have a list of I must have one of these and I’m going to pay for it no matter what it costs.
At the right price, we’re interested. I think both companies have had a practice and will continue this of being disciplined investors. And it is hard in this sector to find I think good investments that really generate a return that is worthy of putting the money at use. From time to time, they’re there. From Mirant, the marsh landing project out in California, where we will be building a new [peaking] facility, has met those criteria. But it is hard. And no one should pretend that it is easy. Mark, any —?
Mark Jacobs — RRI Energy — President & CEO
     I agree. And I think that goes back to the comments I made on, Paul, to your question, philosophies, earlier. And we are — Ed and I think about this thing very, very similar in terms of the difficulty in getting attractive rates of return on new investments. So you should expect us to be very disciplined looking forward. That doesn’t mean we’re not saying no to everything. But it does mean that we’re going to be — utilize a healthy dose of skepticism in looking at opportunities and make sure that we’re convinced they’re going to add value.
Ed Muller — Mirant — Chairman & CEO
     We have Steve Fleishman. Steve?
Steve Fleishman — Bank of America/Merrill Lynch — Analyst
     Yes, just one other question on the — more of a logistical question. Just when would the shareholder votes likely be? And what are the voting requirements of each company?
Ed Muller — Mirant — Chairman & CEO
     Probably if I get this — I think the voting requirements first are these — it is 50% plus 1% for the Mirant of those voting. And for RRI, it is 50% plus 1%, provided that at least 50% must actually be voting. And we would expect them to be later this year. Again, it’ll be tied to the regulatory approvals and SEC clearance of the proxy prospectus or what have you that we have to put together. But we would expect it to be sometime in the second half of this year coming up. Over here.
Unidentified Audience Member
     Ed, I guess Reliant has kind of given —
Ed Muller — Mirant — Chairman & CEO

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Apr 12, 2010 / 04:00PM GMT, **SARD — RRI Energy and Mirant Announcement Luncheon Webcast
     RRI.
Unidentified Audience Member
     RRI — and I got in trouble for the note this morning, too. It’s okay. RRI has given us tiers I, II, and III as far as environmental CapEx obligations are concerned. Can you just talk a little bit more to what you guys might have to do on the Mirant legacy fleet as far as additional upgrades of compliance measures at the plants, kind of what phase and period you’d see and different CAIR standards or CAMR standards where we might see more spending?
Ed Muller — Mirant — Chairman & CEO
     I think the big issue that we — that the Mirant plants have — and Mark will speak to the RRI plants — we’ve scrubbed all of our Maryland coal fleet and are not able, given space and so on, to scrub the Potomac River station. I think the issue facing not just us but the whole industry here is water, where most of the older plants use once-through cooling. And there’s an effort to end once-through cooling.
And so that leads to potential for large capital costs and whether they are justified. And if they’re not justified, we wouldn’t make them. But I think that is sort of a longer roll out. But I think that’s the issue that I see floating out there for the Mirant plant. Thanks. Let us get you a mike so that we can hear.
Unidentified Audience Member
     Ed, just — and Mark — just a question in terms of the way you described the deal was you’re basically creating the same company, the same exposures through a more efficient vehicle just in terms of the synergies and the NOL monetization and so forth. But just a question — I mean, obviously, Mirant as an eastern PJM has more exposure to especially to a gas-coal spread. Reliant is more sort of a —
Ed Muller — Mirant — Chairman & CEO
     RRI.
Unidentified Audience Member
     That’s the fourth time. Okay. RRI is more sort of coal on coal with a sort of an influence of gas to coal. So in terms — just thinking about the key (inaudible) in terms of what are gas prices and what are dark spreads, I do agree that it’s sort of a more efficient structure. And it looks like to works in a down take and an uptake.
But there is some differential exposure which each of you are taking on as it relates to the sort of changing the mix to more coal on coal in western PGM and coal on gas in eastern PGM. How did you guys think about that respectively? What kind of thoughts around coal plant retirements are basing your views? I mean, could the reliant assets ultimately be retired? How does that factor in, in sort of the encompassing value in the different regions and so forth?
Ed Muller — Mirant — Chairman & CEO
     I think without going through the particulars of the fruits of our respective analyses, the very subjects that you’ve described are the subjects that we gave a lot of thought to and did a lot of work on in assessing both risk and what we think the likely outcomes are under various scenarios there. And I think we got very comfortable. And Mark will speak for RRI. We got very comfortable that this made sense in a range of possible outcomes. Again, to repeat what I said earlier, we are in a commodity business. We burn commodities. And we produce a commodity. So we have multiple commodities.

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Apr 12, 2010 / 04:00PM GMT, **SARD — RRI Energy and Mirant Announcement Luncheon Webcast
And they’re not always correlated in the same way. So it will come out differently than any one scenario we could lay out. But in looking at a variety of scenarios, we on the Mirant side, having done a lot of work on this, got very comfortable that this makes sense under a variety of scenarios. Mark?
Mark Jacobs — RRI Energy — President & CEO
     I’d say, Zach, I think that’s a good question. I do think the fundamental factors that drive earnings power impact both companies to be — sure, though, there are things that could happen prospectively that would benefit RRI, assets vis-a-vis Mirant assets. And accordingly, there’s things that could benefit Mirant assets vis-a-vis RRI assets.
I will tell you, as I looked at these, which I did very, very carefully, I came to the conclusion that the value coming out of this from the cost savings was going to be good in virtually any circumstance here, even how those played out.
The other thing I would point out is that I think those factors are very well understood by the market. So just take the potential environmental spend that RRI has coming down, I think we provided a lot of disclosures to market on what that could look like, how we’re thinking about that. And so my sense is that information is very well digested by the market. And the market has put a value on all of those factors in coming up with how it’s valued Mirant and how it’s valued RRI.
And from the get go, as I said, Ed and I were aligned around the market does a pretty good job of taking those things into account. And therefore, an after market made sense. We’re not going to try to go argue with each other. Well, it’s not picking this us or not picking that up, where somebody ought to get a premium. But really, a principle that the market is — does a good job valuing with what it’s got today.
Ed Muller — Mirant — Chairman & CEO
     We’ll start down front here, yes.
Unidentified Audience Member
     A few questions, one for Ed and one for Mark — Ed, I guess is there something about 2013? What’s the meaning of that particular year? Does that relate to something, commodity cycles or something along those lines?
Ed Muller — Mirant — Chairman & CEO
     The meaning is — it was a subject that Paul Patterson I think raised the question of the issue of two CEOs negotiating this. And this was something that we negotiated. I am ten years older than Mark. I know I don’t look it. I didn’t look about 30 years older. And it was something we negotiated. It also happens to work for me personally in what my family would like me to do, which is important to me. And I report to a higher order than boards of directors and stockholders when it comes to my family. So that’s all there is — no commodity cycle to it, nothing else. It is simply both what we negotiated and what my family would like me to do.
Unidentified Audience Member
     And then I guess to Mark, you — I guess it was Brooks put out some information last week down in Texas about sifting through the impact of environmental regulations, what that might mean for colder time. And then following on, there could be millions of — hundreds of millions of tons of impact on coal demand and kind of follow on for coal prices and profitability. Just curious if you could expound a little bit upon that and then how you see that following through to the — how you thought about the Mirant proposition.
Mark Jacobs — RRI Energy — President & CEO
     Right. Well, I would say this. There’s been a lot of conversation on coal obviously these days. And I think it’s fair to say here that coal has been very much out of favor. I know from our standpoint — I know Ed agrees with this as well that coal is going to play a very important role in helping this country meet its future electricity needs. There’s just no question about that.

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Apr 12, 2010 / 04:00PM GMT, **SARD — RRI Energy and Mirant Announcement Luncheon Webcast
Now are we going to see additional environmental regulations and rules over time? I certainly expect that we will. And that’s going to translate into higher cost for us. I think one of the observations that Rogers was making that you’re picking up on last week is a lot of the analysis we see is what I’ll call first-order effect. We’re going to see all these environmental regulations. And it’s going to shutdown a meaningful part of the coal fleet.
I think that what he was really getting at is just encouraging people to think through what are the second-order effects if that then were to happen. That would mean the demand for coal is going to go down quite significantly. That means reserve margins will tighten quite significantly. And in many respects, if that scenario plays out that way — and I said this on our last earnings call — I think we’re going to see a quicker rebound in the sector here than we will if a lot of this more marginal coal generation stays around for awhile.
I will tell you from our own standpoint, today, those plants that are on the margin are not making much of any contribution margin. But they are certainly having an impact on where the market clears in terms of heat rates.
Unidentified Audience Member
     Ed?
Ed Muller — Mirant — Chairman & CEO
     Go ahead.
Unidentified Audience Member
     Thanks. A couple of times this morning, it was mentioned that this is the only transaction that you guys found that could be executed that created comparable value. And I was just wondering if each of you could address — is it that other transactions that created more value couldn’t get executed or that other transactions that could get executed couldn’t — didn’t create the same value?
Ed Muller — Mirant — Chairman & CEO
     Yes, we’re not going to go into details. I think it’d be entertaining. But I think that both companies have a track record of not being as — not have entrenched management, as having explored alternatives. This is not a huge sector where you don’t know what’s going on out there. And I think it’s fair that Mark and I and our counterparts all know what’s going on out there and who’s interested in what and who’s not.
And we are very comfortable with the statement that there is — we see nothing out there, no other transaction that could be executed that would create comparable value. And I think we’ll stop right there. But there’s no — if you’re thinking there’s some sneaking around there or something, there just isn’t.
Unidentified Audience Member
     Okay. Thanks. And just as a follow up, at what point did you guys enter exclusive discussions?
Ed Muller — Mirant — Chairman & CEO
     We started these discussions in the fall of ‘09. And I don’t think they ever became exclusive discussions.
Mark Jacobs — RRI Energy — President & CEO
     No, they actually became exclusive discussions yesterday when we signed the merger agreement.

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Apr 12, 2010 / 04:00PM GMT, **SARD — RRI Energy and Mirant Announcement Luncheon Webcast
Ed Muller — Mirant — Chairman & CEO
     Yes, that’s right.
Unidentified Audience Member
     Ed, can you explain a little bit in more detail why you need New York State Public Service Commission approval? I’m not quite sure I understand all the —
Ed Muller — Mirant — Chairman & CEO
     Sure.
Unidentified Audience Member
     Is there something with the plant, or —?
Ed Muller — Mirant — Chairman & CEO
     Yes, unusual among the states, New York — the New York Public Service Commission asserts jurisdiction, any time title to a power plant changes hands, power plants owned by companies like RRI and Mirant. Most states do not. So we got all these plants, Pennsylvania, Maryland, Virginia, California, and other states, Ohio. And we have none of those requirements there.
New York has asserted this jurisdiction. And so we will comply. And there’s nothing particular about us. And there’s nothing particular about our plant. It’s the Bowline plant up the river here. It is simply that the Bowline plant is physically located in New York State. That’s all it is. And we don’t expect it to be an issue at all. To the extent the commission would be concerned about anything — I’m sorry. Was that me? To the extent the commission would be concerned about anything, it would be anti-competitive impacts.
And with one plant in the state, it’s fairly obviously you can’t have anti-competitive impact. RRI, as I said earlier, has no generating assets in the state of New York. So it’s just an assertion of jurisdiction by the Public Service Commission. And we will, of course, comply. Jeff?
Unidentified Audience Member
     As far as the financing of the deal goes, could you please elaborate on the specific I guess purpose of having to refinance if the PEDFA bonds at RRI and the secured bonds?
Ed Muller — Mirant — Chairman & CEO
     Yes, do you want to —?
Mark Jacobs — RRI Energy — President & CEO
     Yes, so as Bill said I think very well this morning, we went down the route where RRI would be the acquirer. And that would trigger the least amount of [change-in-controlled] debt. That being the case, we don’t trigger the [change-in-control] on the secured debt. But there are underlying covenants in the secured debt that would make it — well, make it impossible for us to bulk the [mars sub] on without some type of a consent or with them being taken out. That’s the best way I can say it. I mean, Andrew, our Treasurer, can give you the section numbers. And we had [talents have] a look at it. And they can go through that detail. I just can’t articulate any more detail than that right now.
Bill Holden — Mirant — CFO

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Apr 12, 2010 / 04:00PM GMT, **SARD — RRI Energy and Mirant Announcement Luncheon Webcast
     Maybe I can just add a little bit. As I mentioned this morning, we wanted to preserve as much of the debt structures of both companies as possible. And what that means on the Mirant side is that the MAG notes can remain outstanding. And in order to add the MAG notes underneath RRI — it didn’t cost me $20 this time — in order to add the MAG notes under RRI, we need to address the secured debt.
There would’ve been requirements in the RRI secured debt that would’ve required MAG to become a guarantor of those secured notes, which we couldn’t do with the MAG notes. And so it’s really — we need to address the secured debt at RRI in order to accomplish the objective of combining the capital structures and retaining as much of the debt as we can.
Unidentified Audience Member
     I had one more question on the financing. Is the deal contingent on any sort of achieved price level of the GenOn financing that is to come?
Ed Muller — Mirant — Chairman & CEO
     Bill?
Bill Holden — Mirant — CFO
     We have agreed. There is a financing condition in the deal. And what you’ll see in the merger agreement is that we have agreed on the basic terms of what each company has agreed would become — would be adequate financing.
Unidentified Audience Member
     There’s no specific price, just adequate financing.
Bill Holden — Mirant — CFO
     We’ve thought about it in terms of an overall price that’s still, overall pricing for the entire aggregate of the financing, that that’d still preserve enough of the value of the cost savings for the owners of the company to make it worth doing, though we — there’s not a specific price that I’d be willing to mention here that says we would go or no go.
Unidentified Audience Member
     Is it quantified in interest costs? Or is there a way to quantify what that level is other than interest rate? Or is it not disclosed?
Bill Holden — Mirant — CFO
     I think we’d prefer not to speculate on what that might be.
Ed Muller — Mirant — Chairman & CEO
     Over here. Go ahead.
Unidentified Audience Member
     Just following up on Jeff’s question, on the PEDFA bonds, are holders of those bonds allowed to individually negotiate with you — basically said what you — where you do — your sort of floor. But let’s say folks liked those bonds and didn’t want to let go of them and even were willing to

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Apr 12, 2010 / 04:00PM GMT, **SARD — RRI Energy and Mirant Announcement Luncheon Webcast
forego some premiums to keep them around, is there — are you allowed to negotiate with folks individually if those folks waive those covenants that prove problematic in this new structure?
Ed Muller — Mirant — Chairman & CEO
     I think the best thing on the PEDFA bonds right now to say would be we’re going to — Bill and I are going to sit down with our teams right after we get back from New York. And we’re going to put together a plan that makes the most sense for the companies. And that involves discussions with PEDFA bondholders around consents. And that makes sense for them and for us. Then we may go down that path. The technicality is how we would talk to people and how we’d go through. We haven’t decided on that yet.
Unidentified Audience Member
     Okay. Thanks.
Unidentified Audience Member
     A question about the potential RRI coal plant retirement that we may see and the coal plants that are in buckets II, III, and IV for RRI, I think the second-order effect of the economics of retirement is very interesting.
But would it be possible to mothball those plants for a number of years, for one, two, or three years, and then make the decision subsequently and maybe get those plants back up 2017 with scrubbers, for example, if the second-order effects and the economics materially change the plant that might look — appear to be uneconomic in 2013, looking at 2015 that might appear to be uneconomic but a couple years down the road maybe that would switch, so to preserve some of the option value of the RRI coal fleet.
Ed Muller — Mirant — Chairman & CEO
     Mark?
Mark Jacobs — RRI Energy — President & CEO
     Yes, John, just to be clear, we don’t have any plans to close any plants right now. Again, as we’ve talked about before, these are challenging times. We’ve made some modifications to the way we operate some of those plants, in some cases going to a seasonal model here. And again, those are decisions that we’ll have to make. Again, my sense is — understand, Ed and I have had conversations about that. But we’re going to make what are good economic decisions in terms of what makes the most sense.
Some of the units — my take is it’s going to be difficult to economically justify scrubbers on plants of very old vintage that are small, that have heat rates that are not as competitive as newer coal assets. And I think a lot of that ultimately gets to what does the regulatory regime look like. If we’re in a max type of standard, as I said, it’ll be different than if we’re in a cap-and-trade program. And so those are all, as I said, decisions we’re going to be making here as we go forward.
Unidentified Audience Member
     Okay. A second follow up to that would be — are there any technical restrictions to buying back stock for any period of time just with covenants or anything that you see coming from this merger that would prevent you technically from doing that?
Ed Muller — Mirant — Chairman & CEO
     Bill, are you able to answer that?
Bill Holden — Mirant — CFO

Final Transcript
Apr 12, 2010 / 04:00PM GMT, **SARD — RRI Energy and Mirant Announcement Luncheon Webcast
     I don’t — there’s nothing that I can think of on the Mirant side with RRI. Our secured debt does have some RP baskets of which we’ve gotten quite sizeable baskets. But again, those are on the list of securities that are to be addressed.
Ed Muller — Mirant — Chairman & CEO
     I think that question will be better answered after we have the terms of the new financing established.
Unidentified Audience Member
     Okay. Thanks.
Ed Muller — Mirant — Chairman & CEO
     Go ahead in the back.
Unidentified Audience Member
     You mentioned — sorry, you mentioned that $1.8 billion of debt needs to be addressed. And from your comments, I gathered that most of it is going to be replaced with new debt. And as of now, is it fair to assume that most of that would be secured debt at the GenOn level?
Ed Muller — Mirant — Chairman & CEO
     Bill?
Bill Holden — Mirant — CFO
     Well, I think what we’ve said is the new debt we expect would be at the GenOn level. It would be a mix of a revolving credit facility, new revolving credit facility, and then a term loan and unsecured notes. And then what that mix is I think will — again, we’ll be in a better position to discuss that after we’ve been in the market.
Unidentified Audience Member
     And the current RRI unsecureds would remain at the GenOn level, correct?
Bill Holden — Mirant — CFO
     Correct.
Ed Muller — Mirant — Chairman & CEO
     Correct.
Unidentified Audience Member
     Okay. Thank you.
Ed Muller — Mirant — Chairman & CEO

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Apr 12, 2010 / 04:00PM GMT, **SARD — RRI Energy and Mirant Announcement Luncheon Webcast
     Right here.
Unidentified Audience Member
     Ed, with the combined balance sheet and all this cash on the balance sheet, have your views on growth changed in any which way? And have you — can you share any thoughts on diversifying away from all the coal exposure we have?
Ed Muller — Mirant — Chairman & CEO
     My thoughts on growth have not changed. And cash should never burn — in my judgment — burn a hole in your pocket. And good transactions, largely good acquisitions of assets, for example, should be financeable. I think that we look, as we said earlier — and Mark and I have talked about this at length — I think we are one mind on this. We want to invest for appropriate return.
There are challenges operating coal plants, particularly these days. But coal is going to be part of the equation for a long time. I will remind you of one of my favorite songs. Half the electricity being consumed in this country everyday comes from coal. And everybody in this room — and I see all those Blackberries or iPods or whatever going. Everybody in this room has used on average, like every American uses, about 20 pounds of coal a day. And I don’t see that changing anytime soon.
So we have some compression of dark spreads now. We see how that may change. We are at a — the economy is only coming out. We have a flood of natural gas right now. I have lived with natural gas at — I don’t remember where the low was — but it was a buck and very little change. And I have lived with natural gas at about $15 a million BTUs. And I have lived with oil at something like eight bucks a barrel and oil at 147 bucks a barrel.
And at every point along the way in both those commodities, there were lots of people saying now we have found the true price. And this is where it’s going to stay. And there is no true price with a commodity. And gas is not going to be where it is today. It’s done. I’m not going to tell you whether it’s going up or down because I don’t know.
So we think this remains a lot of value in those coal assets. There’s a challenge anywhere you are in the power generating business. And we’re not running away from coal. If we see opportunities elsewhere, we will pursue them. But it is only because we think it is a good investment of our owners’ dollars. Otherwise, we’re not interested. There’s some — sure.
Unidentified Audience Member
     You discussed the idea that you were planning on closing the deal before the end of the year and that it would be — you’d be needing the New York approval, which you discussed earlier, the FERC approval, and I guess finance access approval and [BC].
Ed Muller — Mirant — Chairman & CEO
     Correct.
Unidentified Audience Member
     Looking at transactions similar to yours from the past, how long have each of those approvals taken for comparable transactions?
Ed Muller — Mirant — Chairman & CEO
     Well, I think — let me try on this and see if I get it right. Mike, if I’m off, help me. Mike Jines is General Counsel of RRI and who will be the General Counsel of GenOn is here.

Final Transcript
Apr 12, 2010 / 04:00PM GMT, **SARD — RRI Energy and Mirant Announcement Luncheon Webcast
I think we have reached the conclusion that we can get this done comfortably this year looking at comparables and looking at each of the approvals needed and putting out a timeline. So this is not just throwing something at the wall. In the broad sector of electricity, transactions have frequently taken much, much longer, much longer. And the reason is this. They have involved entities that have regulated utilities. And the state regulators have the obligation, which they ought to meet, of protecting and maximizing things for their consumers, the so-called ratepayers. And that has tended to add a lot of time.
We — neither company today has any retail customers. Neither company has state regulatory approval of what we charge. So we don’t see those as being comparable if you take some of the other big transactions, Exelon seeking to merge with Public Service Electric and Gas, having to get through a bunch of states and going into my old home state of New Jersey and getting tangled up there. We don’t see those. And they’re not comparable.
Unidentified Audience Member
     And for the transactions that are comparable, how long have they taken?
Ed Muller — Mirant — Chairman & CEO
     I don’t have the specifics. What I do know is we’ve gone through and said how long do we think it’ll take to get Hart-Scott-Rodino clearance. How long do we think it’s going to take to get Public Service Commission approval in New York? How long do we think it’ll take to get FERC approval? How long will it take us to clear the SEC on our documents? And that’s what’s led us to be very comfortable saying we’ll get it done this year.
John Sanato — Deutsche Bank — Analyst
     [John Sanato] from Deutsche Bank. Just a quick one following up on that theme, Ed, have you made an assumption about whether the government will outsource the review on market power to the FERC, as they’ve done in some prior transactions, so you’ll sort of potentially have to wait for FERC before that piece could go forward? Or is that — are both scenarios encompassed in your timeframe?
Ed Muller — Mirant — Chairman & CEO
     I know we’ve had people whom I respect enormously work all this through. And I don’t know the answer. Does anyone up here know the answer? Or, Mike, do you know the answer? If we can get a mike on Mike over here. Thank you. This is Mike Jines.
Mike Jines — RRI Energy — EVP, General Counsel
     Yes, as you can imagine, we’ve had Skadden and Wachtell regulatory lawyers with both firms go through and look at the FIRC situation. We’ve engaged economists that make it a practice of practicing before the DOJ on the HSR, the Hart-Scott-Rodino, issues as well as economists that practice before FIRC who’ve taken a look at the transaction. We believe that the transaction should be capable of being processed expeditiously by FERC. We wouldn’t expect that there are going to be significant anti-trust considerations or concerns raised either on the HSR side or on the FERC side.
Ed Muller — Mirant — Chairman & CEO
     Thanks. Yes.
Unidentified Audience Member
     Hi. So this is a slightly different question. But based on the synergy that you’re talking about, you guys have a little bit of an operational challenge in the next 12, 18 months given — I know you’re not doing anything at the plant level. But you have maybe 30% to 40% of your corporate workforce that would have a job a certain time from now. So how are you going to deal with morale and kind of internal control and other types of issues through this time?

Final Transcript
Apr 12, 2010 / 04:00PM GMT, **SARD — RRI Energy and Mirant Announcement Luncheon Webcast
Ed Muller — Mirant — Chairman & CEO
     Well, that’s a very good question. And you have described correctly the task in front of us. We’re dealing with people who have done a very good job. We have a variety at both companies of commitments to people in terms of severance [in] change-of-control situations. We will honor all of those. And we think we have a plan where we can manage through this. It’s a hard time for people. No one likes to face this. And no one could ever like to do this as Mark and I are doing this. But it is the right thing to do for the Company. It’s the right thing to do for the owners. We have an obligation to be both sensitive and humane and fair with our employees. And we will be. And we’ll get through it. But it’s not to say it’s easy.
Unidentified Audience Member
     I guess my question is — companies have to operate independently until that time.
Ed Muller — Mirant — Chairman & CEO
     Correct.
Unidentified Audience Member
     And so how do you motivate people between now and then?
Ed Muller — Mirant — Chairman & CEO
     Well, I mean, we think we have adequate in our various severance and change-of-control plans enough motivation largely for folks so that they will continue to have jobs that will go for some time with — some of those jobs will come to an end at the closing, which is sometime later this year, nothing before that. And some of them will go beyond.
And so we will have to demonstrate to people why it is a good arrangement for them to do that. And I think we can do that. As I say, it’s not easy. We are dealing here with humans who deserve to be treated fairly. But we see a path to do that. But remember, we would not expect to see a single job loss prior to the closing. And the closing is sometime towards the — in the latter half of this year. And for some people, we will need them for the transition to stay beyond. And I think we can work that out. Sure.
Unidentified Audience Member
     Good afternoon. Ed, your team had discussed in the last quarter call potential test burns and potential coal procurement improvements at Mirant. Is there — are there any updates you’re prepared to provide at this point?
Ed Muller — Mirant — Chairman & CEO
     No, what we said then was correct. And everything in our sector here in test burns and so on takes time. And these are not one-day things. And to remind everyone, boilers for coal plants, for all coal plants on the fleet at RRI and at Mirant, are custom designed for kinds of coal. So we don’t just take a different lump and throw it in there and say that’s it. So we’re very careful with it. So we don’t have any updates at this time. But we are working on it.
Unidentified Audience Member
     And just a second quick question — just with regards to 2011 and potential cost savings there, I mean, I know you threw out this $150 million number. But sort of nearer term, any potential numbers or ranges?

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Apr 12, 2010 / 04:00PM GMT, **SARD — RRI Energy and Mirant Announcement Luncheon Webcast
Ed Muller — Mirant — Chairman & CEO
     We’re not prepared to give you the number. But we do expect — we will start seeing the savings in 2011.
Unidentified Audience Member
     All right. Great. Thank you.
Ed Muller — Mirant — Chairman & CEO
     And we will be updating you each quarter on how we’re doing. Brian?
Unidentified Audience Member
     I think, Ed, both you and Mark, over the years has been a lot more open-minded in my opinion about potentially selling your respective companies as well as buying assets. But as you guys pointed out in your slides, you’re now going to be one of the largest power generators in the country. So the small IPP waiting to be gobbled up story really no longer applies to both of you I think. Do you share that view? Do you think that relative to where you were before the potential for M&A down the road skews more towards you being the acquirer rather than the acquiree?
Ed Muller — Mirant — Chairman & CEO
     Mark, you want to take this?
Mark Jacobs — RRI Energy — President & CEO
     Thanks, Ed. I’d say this. Our industry, Brian, is an incredibly fragmented industry. There’s no question that this transaction gives — will create a company that has more scale. Do I think at the end of the day that that is going to fundamentally change the landscape? I don’t. We’re still a fragmented industry. Even with this one, I think there’ll be opportunities that are going to exist going forward.
And I think, as I said, you’re right in your comments that I think we both have been very open-minded about how we participate in that consolidation in a way that’s going to create value for our shareholders. I think the transaction we announced yesterday is a case in point of that. But I wouldn’t look at this and say, gee, there’s not going to be anymore opportunities down the road.
Ed Muller — Mirant — Chairman & CEO
     I think, Jeff, we’ll make this the last call so that we can get onto some other things we need to do, last comment, question.
Unidentified Audience Member
     Question — I guess just as standalone entities, do Mirant and RRI both plan on continuing to give updated standalone guidance for 2010 and 2011? You’re both in the practice of giving that. Will that continue before the deal closes?
Ed Muller — Mirant — Chairman & CEO
     It will not. We will be providing projections in the proxy prospectus. And as it’s consistent with transactions of this sort, we’ll suspend guidance until we get this thing merged.
And with that, I thank you very much. We’ll be here for a couple minutes. Thank you for coming. Thank you for your interest in Mirant, for your interest in RRI, and in the — and for your interest in GenOn. Thank you.

Final Transcript
Apr 12, 2010 / 04:00PM GMT, **SARD — RRI Energy and Mirant Announcement Luncheon Webcast
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Additional Information And Where To Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between RRI Energy and Mirant, RRI Energy will file with the

Final Transcript
Apr 12, 2010 / 04:00PM GMT, **SARD — RRI Energy and Mirant Announcement Luncheon Webcast
SEC a Registration Statement on Form S-4 that will include a joint proxy statement of RRI Energy and Mirant that also constitutes a prospectus of RRI Energy. RRI Energy and Mirant will distribute the joint proxy statement/prospectus to their respective shareholders. RRI Energy and Mirant urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from RRI Energy’s website (www.rrienergy.com) under the tab “Investor Relations” and then under the heading “Company Filings.” You may also obtain these documents, free of charge, from Mirant’s website (www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”
Participants In The Merger Solicitation
RRI Energy, Mirant, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from RRI Energy and Mirant shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RRI Energy and Mirant shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about RRI Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about Mirant’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2010. Additional information about RRI Energy’s executive officers and directors and Mirant’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from RRI Energy and Mirant using the contact information above.